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SEC FILE NUMBER
8-45660

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/23 (MM/DD/YY) AND ENDING 12/31/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: BALLEW INVESTMENTS, INC.

SEC Mail Processing

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

2 2024

Washington, DC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

100 VISION DR., SUITE 325
(No. and Street)

JACKSON	MS	39211
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

TRISH VEDROS	601-368-3517	trishv@ballewwealth.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

GOLDMAN & COMPANY, CPA'S
(Name – if individual, state last, first, and middle name)

3535 ROSWELL ROAD	MARIETTA	GA	30062
(Address)	(City)	(State)	(Zip Code)

	1952
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, C. BROOKS MOSLEY, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of BALLEW INVESTMENTS, INC., as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

STATE OF MISSISSIPPI NOTARY PUBLIC ID # 294483 LISA J. TATE Commission Expires Jan. 26, 2026 MADISON COUNTY

Signature: [signature]

Title: President/Financial Operations Officer

[signature]

Notary Public

SEC Mail Processing

FEB 27 2024

Washington, DC

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Ballew Investments, Inc.

Financial Statements and

Reports of Independent Registered Public Accounting Firm

Year Ended

December 31, 2023

Ballew Investments, Inc.

December 31, 2023

goldman & COMPANY, CPAS

Report of Independent Registered Public Accounting Firm

To the Shareholder of
Ballew Investments, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Ballew Investments, Inc as of December 31, 2023, the related statements of operations, changes in shareholder's equity and cash flows for the year ended December 31, 2023 and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Ballew Investments, Inc as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Ballew Investments, Inc's management. Our responsibility is to express an opinion on Ballew Investments, Inc's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the company in accordance with the U.S Federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedule's I- Computation of Net Capital Under SEC Rule 15c3-1, Schedule II-Computation for Determination of Reserve Requirements Pursuant to SEC Rule 15c3-3 (exemption) and Schedule III-Information Relating to Possession or Control Requirements Pursuant to SEC Rule 15c3-3 (exemption) have been subjected to audit procedures performed in conjunction with the audit of Ballew Investments, Inc's financial statements. The supplemental information is the responsibility of Ballew Investments, Inc's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the schedule's I, II. and III are fairly stated, in all material respects, in relation to the financial statements as a whole.

Goldman + Company CPA's PC

We have served as the Company's auditor since 2019.

Goldman & Company, CPA's, P.C.
Marietta, Georgia
February 26, 2024

3535 Roswell Road · Suite 32 · Marietta, GA 30062 · 770.499.8558 · Fax 770.425.3683

Ballew Investments, Inc.
Statement of Financial Condition
December 31, 2023

Assets	
Cash and cash equivalents	$ 58,279
Fees receivable	23,378
Due from affiliate - income tax receivable	18,387
Total Assets	$ 100,044
Liabilities and Stockholder's Equity	
Liabilities	
Due to affiliate	$ 9,588
Stockholder's Equity	
Common stock, $.01 par value	
Authorized - 1,000,000 shares	
Issued and outstanding - 10,000 shares	100
Additional paid-in capital	284,900
Accumulated deficit	(194,544)
Total Stockholder's Equity	90,456
Total Liabilities and Stockholder's Equity	$ 100,044

Ballew Investments, Inc.
Statement of Operations
Year ended December 31, 2023

Revenues	
Commission income	$ 10,153
Fee income	120,558
Total Revenues	130,711
Expenses	
Production compensation	51,865
General and administrative	153,492
Total Expenses	205,357
Loss Before Income Taxes	(74,646)
Income Tax Benefit	18,387
Net Loss	$ (56,259)

Ballew Investments, Inc.

Statement of Changes in Stockholder's Equity

Year ended December 31, 2023

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total Stockholder's Equity
Balance at January 1, 2023	$ 100	$ 184,900	$ (138,285)	$ 46,715
Capital Contribution		$ 100,000		$ 100,000
Net loss	-	-	(56,259)	(56,259)
Balance at December 31, 2023	$ 100	$ 284,900	$ (194,544)	$ 90,456

Ballew Investments, Inc.
Statement of Cash Flows
Year ended December 31, 2023

Operating Activities	
Net loss	$ (56,259)
Changes in operating assets and liabilities	
Fees receivable	6,353
Prepaid insurance	4,450
Accounts payable and accrued expenses	(11,064)
Due from affiliate	(5,556)
Cash Used In Operating Activities	(62,076)
Financing Activities	
Capital Contribution	100,000
Cash From Financing Activities	100,000
Net Increase in Cash	37,924
Cash and Cash Equivalents, Beginning of Year	20,355
Cash and Cash Equivalents, End of Year	$ 58,279
Supplemental Cash Flows Information	
Income tax credit received	$ 12,831

Ballew Investments, Inc.
Notes to Financial Statements
Year ended December 31, 2023

Note 1: Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

Ballew Investments, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company is located in Jackson, Mississippi and engages primarily in the business of selling variable annuity products, variable insurance, and mutual funds. The Company has clients throughout the United States, the majority of which are located in the South and Southeast.

The Company is a wholly-owned subsidiary of Security Ballew, Inc. (Security Ballew). SB Holding Company, Inc. (SB Holding), a Mississippi Corporation, owns 100% of Security Ballew. The Company and SB Holding are under common management.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company includes cash and liquid investments with original maturities of less than 90 days. At December 31, 2023, the Company's cash account did not exceed the federally insured limits.

Revenue Recognition

The Company has adopted ASU 2014-09, Revenue from Contracts with Customers (Topic 606), requiring an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers.

Note 1: Nature of Operations and Summary of Significant Accounting Policies (continued)

Brokerage Commissions and Fee Income

The Company acts as an agent in connection with the sale of variable annuity, variable insurance and mutual funds to customers. Commissions and related expenses are recorded on the date due from the policy issuer. Commission income is earned based on the value of assets at the inception of the contract. The Company believes the performance obligation is satisfied on that date because the underlying contract is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to the customer.

Ongoing brokerage fee income is earned based on the underlying asset values of annuity contracts or mutual funds. The income is received in arears and is recorded on the date due from the issuer.

The Company is evaluating new accounting standards and will implement as required.

Note 2: Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregated indebtedness change daily. At December 31, 2023, the Company's aggregate indebtedness to net capital was 0.20 to 1.

The net capital requirement at December 31, 2023, follows:

Minimum net capital required - greater of $5,000, or 6.67% of aggregate indebtedness	$ 5,000
Net capital computed using regulatory agency requirements	$ 48,691
Excess net capital	$ 43,691

Note 3: Income Taxes

The Company is included in the consolidated income tax return of SB Holding Company, Inc. The current and deferred income taxes are determined on the separate return basis, except for the treatment of net operating losses and other tax attributes which are characterized as realized or realizable by the Company when those tax attributes are realized or realizable at the consolidated return level.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under FASB ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that it has no uncertain tax positions for which a provision or liability for income taxes is necessary.

The benefit from income taxes for 2023 consists of the following:

Federal	$ 14,955
State	3,432
	$ 18,387

Note 4: Related Party Transactions

As discussed in Note 1, the Company is a wholly-owned subsidiary of Security Ballew. The Company operates in consort with Security Ballew and other subsidiaries of Security Ballew to provide a wide range of financial services to its customers. As a result, certain services and expenses are shared among members of the group.

Pursuant to an expense allocation agreement between the Company and Security Ballew, most recently executed July 12, 2023, the Company's financial statements reflect the allocation of costs incurred for occupancy, operations, administrative support and management salaries. The allocations are based on systematic methodologies that consider the number of employees and usage factors. For the year ended December 31, 2023, the Company recorded expenses totaling $109,944 under this agreement, which is included in general and administrative expense in the accompanying statement of operations and there is a payable to its related party of $8,602 under this expense sharing allocation.

Note 4: Related Party Transactions (continued)

Security Ballew tracks compensation paid to the account executives on a company-specific basis and allocates the cost to the respective company. The Company recognized production compensation expense for 2023 of $51,865, as a result of this allocation, and there is a payable to its related party of $986 related to this allocation.

At December 31, 2023, the Company has a receivable from Security Ballew of $18,387 relating to the Company's share of income tax benefit.

Note 5: Commitments and Contingent Liabilities

Management is not aware of any outstanding commitments or contingent liabilities.

Note 6: Basis of Accounting

The Company maintains its books and records on the accrual basis of accounting for financial reporting purposes which is in accordance with U.S. generally accepted accounting principles, which is required by the SEC and FINRA.

Note 7: Accounts Receivable

The Company has evaluated the collectability of accounts receivable and has determined all accounts receivable are collectible. The terms of accounts receivable are due upon providing service to its clients. The balance in accounts receivable at December 31, 2022 was $29,731.

Note 8: Subsequent Event and Going Concern

The Company has evaluated events through February 26, 2024, which is the date the statements were issued. The Company has sustained recurring losses and negative cash flows from operations in recent years. Management has determined Security Ballew has the ability to provide capital as needed, as demonstrated in prior years to meet current commitments and net capital requirements.

Ballew Investments, Inc.

Supplementary Information Required by the

Securities and Exchange Commission (SEC) Rule 17a-5

December 31, 2023

Ballew Investments, Inc.

Schedule I - Computation of Net Capital Requirement
Under SEC Rule 15c3-1
December 31, 2023

Net Capital	
Total stockholder's equity from statement of financial condition	$ 90,456
Deductions:	
Fees receivable	(23,378)
Due from affiliate - income tax receivable	(18,387)
Net capital	$ 48,691
Aggregate Indebtedness	
Total aggregate indebtedness from statement of financial condition	$ 9,588
Computation of Basic Net Capital Requirement	
Minimum net capital required - greater of $5,000 or 6.67% of aggregate indebtedness	$ 5,000
Excess Net Capital	$ 43,691
Ratio: Aggregate Indebtedness to Net Capital	0.197

No material differences exist between the above net capital calculation and the corresponding information included in the Company's unaudited amended X-17A-5 Part II filing as of December 31, 2023. Therefore, no reconciliation of the computation is deemed necessary.

Ballew Investments, Inc.

Schedule II

Computation for the Determination of the Reserve Requirements Under SEC Rule 15c3-3 Of The Securities and Exchange Commission Year ended December 31, 2023

The Company is exempt from the provisions of the Rule 13-3 relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to effecting securities transactions via subscriptions on a subscription-way basis where the funds are payable to the issuer or its agent and not to the Company.

Schedule III

Information Relating to the Possession or Control Requirements Under Rule 15c3-3 Of The Securities And Exchange Commission Year ended December 31, 2023

The Company is exempt from the provisions of the Rule 13-3 relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to effecting securities transactions via subscriptions on a subscription-way basis where the funds are payable to the issuer or its agent and not to the Company.

goldman & COMPANY, CPAS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder
of Ballew Investments, Inc.

We have reviewed management's statements for the year ended December 31, 2023, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Ballew Investments, Inc. (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R.. § 240.17a-5 because the Company limits its business activities exclusively to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not the company.

In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Ballew Investment Inc's. management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Goldman & Company CPA's PC

Goldman & Company, CPA's, P.C.
Marietta, Georgia
February 26, 2024

3535 Roswell Road · Suite 32 · Marietta, GA 30062 · 770.499.8558 · Fax 770.425.3683

BALLEW
WEALTH MANAGEMENT

100 Vision Drive, Suite 325
Jackson, MS 39211
Phone: 601-368-3500
www.ballewwealth.com

Ballew Investments, Inc.

Exemption Report

Year ended December 31, 2023

Ballew Investments, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §.240.17a-5 because the Company limits its business activities exclusively to effecting securities transactions via subscriptions on a subscription-way basis where the funds are payable to the issuer or its agent and not to the Company.

I, C. Brooks Mosley, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

President

February 5, 2024